BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In compliance with article 157, paragraph 4, of Law No. 6,404 of December 15, 1976, as amended, and in accordance with the Comissão de Valores Mobiliários ("CVM") Instruction No. 358 of January 03, 2002, as amended, and CVM Instruction No. 567 of September 17, 2015, BRF S.A. ("BRF" - BM&FBovespa: BRFS3; NYSE: BRFS - "Company")  hereby announces that, the Board of Directors at a meeting held today, approved the Company's Share Buyback Program ("Share Buyback Program") under the following conditions:

 • The goal of the Share Buyback Program is to promote an efficient use of available cash resources in order to maximize the Company's capital allocation;

•      The Share Buyback Program will contemplate the acquisition of up to 20,000,000 (twenty million) common shares, all book-entry shares and without face value;

•      The Company has, on this date: (i) 776,581,010 free float shares; and (ii) 5,818,401 treasury shares;

 • The term of the Share Buyback Program will be of 12 (twelve) months from February 29, 2016 (inclusive), until February 28, 2017, and the Executive Board will be responsible to set the dates on which the buyback will be effectively executed. Any acquisition of shares will be compliant with the legal and regulatory blackout periods;

 • The buyback transactions will be carried out through the following financial institutions:

o   Bradesco S.A. Corretora de Títulos e Valores Mobiliários, at Av. Paulista, 1.450, 7º floor, Bela Vista, in the city and state of São Paulo, SP, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32;

o   CitiGroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S/A, at Av. Paulista, 1.111, 14º floor, Bela Vista, in the city and state of São Paulo, SP, Corporate Taxpayer’s ID (CNPJ) 33.709.114/0001-64;

o   Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.500, 3º floor, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64;

o   Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários, at Av. Brigadeiro Faria Lima, 3.400, suite 161, Part A, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.670.590/0001-95;

o   Santander Corretora de Câmbio e Valores Mobiliários S.A., at Av. Presidente Juscelino Kubitschek, 2235, 24º floor, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 51.014.223/0001-49;

o   UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S/A, at Av. Brig. Faria lima, 4.440, 7º floor, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.819.125/0001-73;

o   XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S/A, at Av. Brigadeiro Faria Lima, 3600 10° floor, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.332.886/0001-04.

The shares acquired under the Share Buyback Program may be canceled, used for the Company's Stock Option Plan or for any other plans approved by the Company.

São Paulo, February 26, 2016.

José Alexandre Carneiro Borges
Chief Financial and Investor Relations Officer